Exhibit 99.1

Company Contacts: Pasquale (Pat) Di Lillo Vice President, Chief Financial and Administrative Officer (514) 397-2592 Eva Hartling Vice President, Marketing and Communications (514) 397-2496

BIRKS GROUP REPORTS 11% INCREASE IN HOLIDAY SEASON COMPARABLE STORE SALES

Montreal, Quebec. January 12, 2017 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE MKT: BGI), which operates 46 luxury jewelry stores across Canada, Florida and Georgia, today announced that comparable store sales during the holiday season (for the period from October 30, 2016 through December 31, 2016) increased by 11% on a consolidated constant exchange rate basis compared to last year’s holiday season (for the period from November 1, 2015 through January 2, 2016). Comparable store sales in the U.S. increased by 16%, while Canadian comparable store sales grew by 3% on constant exchange rate basis compared to the prior year’s holiday season. Comparable store sales include stores open in the same period in both the current and prior year. The growth in comparable store sales in both Canada and the U.S. was primarily the result of the Company’s success in growing its average sales transaction and conversion rates, reflecting the success of the Company’s long-term sales growth strategies.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “We are very pleased to see that the continued execution of our sales growth strategies has led to a record year in terms of holiday sales. These results were driven by our focus on our Birks-branded products, our marketing campaigns as well as our continued dedication to enhancing customer experience. We also recognize the great support we received from our key suppliers and from our senior lenders who, in December, extended our senior credit facilities at favorable terms to 2021. As we enter the final quarter of our fiscal year, we are confident that we will build on the momentum of these holiday season successes.”

About Birks Group Inc.

Birks Group is a leading operator of luxury jewelry stores in Canada and in the United States. As of January 12, 2017, we operated 26 stores under the Birks brand in most major metropolitan markets of Canada, 17 stores in Florida and Georgia under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer and designer of fine jewelry, timepieces, and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on the Birks Group web site, www.birksgroup.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including the Company’s expectations that the execution of its key strategies will lead to continued strong sales performance through the remainder of the fiscal year. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2016 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.